Exhibit (a)(11)


                  CHERRY CORPORATION ANNOUNCES FINAL RESULTS OF
                        'DUTCH AUCTION' SELF-TENDER OFFER


        WAUKEGAN, IL, (January 4, 1999) - The Cherry Corporation (Nasdaq: CHERA & CHERB) announced today the final results of its Dutch Auction self-tender offer which expired Wednesday, December 23, at 5:00 p.m., New York City time. The Company had commenced its offer to purchase up to 1,687,500 shares of its Class A Common Stock and up to 562,500 shares of its Class B Common Stock, at a price range of $13.25 to $15.50 for each class of shares, on Tuesday, November 17, 1998.

        Based upon a final count by the Depositary, the Company accepted for purchase (i) 1,687,500 Class A Shares at $15.50 per share, and (ii) 562,500 Class B Shares at $15.50 per share. The Company also accepted for purchase an additional 84,411 shares of Class A Common Stock and 6,515 shares of Class B Common Stock which is less than the maximum additional amount of each class of shares that could have been purchased without amending or extending the self-tender. Therefore, the total number of shares accepted for purchase and purchased by the Company is 1,771,911 Class A Shares and 569,015 Class B Shares. Payment was made on December 30, 1998 for all shares accepted for purchase.

        The Class A and Class B Shares purchased represent approximately 22.9% and 11.9% of the outstanding Class A and Class B Shares immediately prior to the offer, respectively. Following the purchase of shares tendered in the offer, Cherry will have approximately 5,967,752 shares of Class A Common Stock and 4,193,549 shares of Class B Common Stock outstanding.

        Nesbitt Burns Securities Inc. is the dealer manager for the tender offer.

        The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls, and semiconductors for the worldwide automotive, computer, and consumer and commercial markets. The Company has eight wholly owned subsidiaries in the United States, Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Private Limited, and a Japanese automotive sales and engineering office. Additional information is available on the Company's website at http://www.cherrycorp.com.